Exhibit 99.1

KBS Fashion Group Limited Announces Second Quarter and First Half of 2020 Financial Results

SHISHI, China, September 24, 2020 — KBS Fashion Group Limited (“KBS” or the “Company”) (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced its unaudited financial results for the second quarter and first half of fiscal year 2020 ended June 30, 2020.

Financial Highlights

●	Total revenues for the second quarter and first half of 2020 were $2.3 million and $4.4 million, respectively, compared to $4.5 million and $9.0 million, respectively, for the same periods in 2019.
●	Gross margin for the second quarter and first half of 2020 were 23% and 26%, respectively, compared to 39% and 37%, respectively, for the same periods in 2019.
●	GAAP net loss and diluted loss per share for the second quarter of 2020 were $1.1 million and $0.44, respectively, compared to net income and diluted earnings per share of $0.4 million and $0.15, respectively, for the same period in 2019.
●	GAAP net loss and diluted loss per share for the first half of 2020 were $3.1 million and $1.21, respectively, compared to net income and diluted earnings per share of $0.61 million and $0.25, respectively, for the same period in 2019.
●	Working capital was $21.72 million as of June 30, 2020. Cash and restricted cash totaled $16.4 million as of June 30, 2020.

Mr. Keyan Yan, Chief Executive Officer of the Company, stated, “The second quarter and first half of 2020 were challenging because our revenue was constrained by the weak demand in the fashion industry, as well as continued business difficulties related to the COVID-19 pandemic. In response, the management team acted quickly. During the first quarter of 2020, we scaled back operations, as our employees worked remotely or at premises in shifts for limited periods of time in response to nationwide lockdowns and quarantines due to COVID-19. We resumed full operations since late March. Our quick response allowed us to minimize downside for the latter half of 2020 and get ahead of potentially necessary business-model changes, such as renting out unused facilities and partnering with manufacturers to sell disposable face masks.”

Mr. Yan continued, “Our priority to ensure business continuity remains unchanged as we continue to navigate these challenging times. We are focused on enhancing product offerings to grow potential businesses through our vendors and overseas sales channels.”

“Our ability to adapt to these changes allowed us to not only survive amidst an incredibly unprecedented economic landscape but to exceed our projected expectations for the first half of 2020. Importantly, we expect revenue growth recovery in the fourth quarter of this year as the pandemic situation in China has been gradually contained, while taking additional steps to control costs and hold expenses to a minimum.” Mr. Yan concluded.

Second Quarter Financial Results

	For the Three Months Ended June 30,
($ millions, except per share data)	2020	2019	% Change
Revenues	2.25	4.42	-49.0%
Distribution network	1.80	2.39	-24.7%
Corporate stores	0.11	0.12	-9.7%
OEM	0.34	1.91	-82.0%
Gross profit	0.52	1.71	-69.5%
Gross margin	23.1%	38.6%	-0.9	pp
Operating income (loss)	-2.07	0.62	-436.4%
Operating (loss) margin	-91.8%	13.9%	-77.1	pp
Net income (loss)	-1.13	0.36	-411.2%
Earnings (loss) per share	-0.44	0.15	-393.2%

Total revenues decreased by $2.17 million, or 49.1%, to $2.25 million for the second quarter of 2020 from $4.42 million for the same period of last year. The decrease was related to the decreased sales from distribution network and OEM division during the COVID-19 pandemic.

Revenues breakdown

	For the Three Months Ended June 30,
	2020			2019
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	1.80	0.45	24.8%	2.39	0.82	34.1%
Corporate stores	0.11	0.06	51.9%	0.12	0.12	99.4%
OEM	0.34	0.02	5.2%	1.91	0.77	40.5%
Total	2.25	0.52	23.1%	4.42	1.71	38.6%

As of June 30, 2020, the distributors operated 30 branded franchise stores, primarily in the second and third tier cities. KBS products distributed to the fourth and fifth tier cities are primarily sold in multi-branded department stores and online shops. As a comparison, the distributors operated 32 branded franchise stores as of June 30, 2019.

The following table lists by region the number of retail stores operated by distributors and sub-distributors as of June 30, 2020:

Location	As of June 30, 2020
Fujian	6
Guangdong	2
Guangxi	2
Jiangsu	3
Anhui	2
Sichuan	4
Chongqing	4
Tianjin	3
Hebei	4
Total	30

Cost of Sales and Gross Profit

In line with the decrease of our revenues, total cost of sales decreased by $0.98 million, 36.1%, to $1.73 million for the second quarter of 2020 from $2.71 million for the same period of last year.

Total gross profit decreased by $1.19 million, or 69.6%, to $0.52 million for the second quarter of 2020 from $1.71 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $0.45 million, $0.06 million, and $0.02 million, respectively, for the second quarter of 2020, compared to $0.82 million, $0.12 million, and $0.77 million, respectively, for the same period of last year.

Overall gross margin was 23.1% for the second quarter of 2020, compared to 38.6% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 24.8%, 51.9%, and 5.2%, respectively, for the second quarter of 2020, compared to 34.1%, 99.4%, and 40.5%, respectively, for the same period of last year. The decrease in gross margin was due to the impact from

COVID-19 pandemic and lockdown of factories, as well as the decreased customer orders, resulting in decreased profits across all segments.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses increased by $1.17 million, or 435.78%, to $1.44 million for the second quarter of 2020 from $0.27 million for the same period of last year. The increase in distribution and selling expenses was mainly due to the increase in special Covid-19 related subsidies to our distributors and necessary advertising expenses. The apparel and fashion industry has faced enormous challenges during the Covid-19 pandemic. With store closures, overall consumer demand has plummeted, resulting in weak sales and tight cash flow for our distributors. In order to ease their burden and help their business sustain, we increased the special subsidies to the distributors who have good credits to support their operations during the difficult time.

Administrative expenses decreased by $0.10 million, or 11.4%, to $0.76 million for the second quarter of 2020 from $0.86 million for same period of last year. The slight decrease in administrative expenses was mainly due the adjustment of compensation to senior executives and board members.

Total loss from operations was $2.10 million for the second quarter of 2020, compared to operating income of $0.62 million for the same period of last year. Operating loss margin was 91.8% for the second quarter of 2020, compared to operating income margin of 13.9% for the same period of last year.

Income (Loss) before Income Taxes

Loss before income taxes was $2.08 million for the second quarter of 2020, compared to loss before tax of $0.60 million for the same period of last year.

Income tax benefit was $0.95 million for the second quarter of 2020, compared to income tax expense of $0.23 million for the same period of last year.

Net Income (Loss) and Earnings (Loss) per Share

	For the Three Months Ended June 30,
	2020		2019
	USD	EPS	USD	EPS
Net income	$(1,131,394)	$(0.437)	$363,603	$0.149

As a result of the cumulative effect of the foregoing factors, we had a net loss of $1.13 million, or $0.44 loss per basic and diluted share, for the second quarter of 2020, compared to net income of $0.36 million, or $0.15 income per basic and diluted share, for the same period of last year.

First Half Financial Results

	For the Six Months Ended June 30,
($ millions, except per share data)	2020	2019	% Change
Revenues	4.49	9.04	-50.3%
Distribution network	3.61	5.43	-33.6%
Corporate stores	0.19	0.30	-34.6%
OEM	0.69	3.31	-79.2%
Gross profit	1.15	3.32	-65.3%
Gross margin	25.7%	36.8%	-2.6	pp
Operating income (loss)	-4.06	1.09	-471.0%
Operating (loss) margin	-90.5%	12.1%	-60.2	pp
Net income (loss)	-3.13	0.61	-613.8%
Earnings (loss) per share	-1.21	0.25	-584.1%

Total revenues decreased by $4.55 million, or 50.3%, to $4.49 million for the first half of 2020 from $9.04 million for the same period of last year. The decrease was related to the decreased sales from distribution network and OEM division during the COVID-19 pandemic.

Revenues Breakdown

	For the Six Months Ended June 30,
	2020			2019
($ millions)	Revenues	Gross Profit	Gross Margin	Revenues	Gross Profit	Gross Margin
Distribution network	3.61	0.94	26.2%	5.43	1.78	32.9%
Corporate stores	0.19	0.10	49.2%	0.30	0.19	63.1%
OEM	0.69	0.11	16.6%	3.31	1.35	40.8%
Total	4.49	1.15	25.7%	9.04	3.32	36.8%

Cost of Sales and Gross Profit

Total cost of sales decreased by $2.38 million, or 41.6%, to $3.33 million for the first half of 2020 from $5.71 million for the same period of last year.

Total gross profit decreased by $2.17 million, or 65.3%, to $1.15 million for the first half of 2020 from $3.32 million for the same period of last year. Gross profits for distribution network, corporate stores and OEM were $0.94 million, $0.10 million, and $0.11 million, respectively, for the first half of 2020, compared to $1.78 million, $0.19 million, and $1.35 million, respectively, for the same period of last year.

Overall gross margin was 25.7% for the first half of 2020, compared to 36.8% for the same period of last year. On a segment basis, gross margins for distribution network, corporate stores and OEM were 26.2%, 49.2%, and 16.6%, respectively, for the first half of 2020, compared to 32.9%, 63.1%, and 40.8%, respectively, for the same period of last year. The decrease in gross margin for all three divisions was due to decreased sales during COVID-19 pandemic, as well as the decreased customer orders, resulting in decreased profits across all segments.

Operating Expenses and Operating Income (Loss)

Distribution and selling expenses increased by $2.71 million, or 478.6%, to $3.28 million for the first half of 2020 from $0.57 million for the same period of last year. The increase in distribution and selling expenses was mainly due to the significant increase in special subsidies to our distributors due to the COVID-19 pandemic and necessary advertising expenses.

Administrative expenses decreased by $0.20 million, or 11.1%, to $1.59 million for the first half of 2020 from $1.79 million for same period of last year. The decrease was due to the adjustment of compensations to senior executives and board members.

Total loss from operations was $4.06 million for the first half of 2020, compared to operating income of $1.09 million for the same period of last year. Operating loss margin was 90.45% for the first half of 2020, compared to operating income margin of 12.1% for the same period of last year.

Income (Loss) before Income Taxes

Loss before income taxes was $4.09 million for the first half of 2020, compared to loss before income taxes of $1.01 million for the same period of last year.

Income tax benefit was $0.96 million for the first half of 2020, compared to income tax expense of $0.45 million for the same period of last year.

Net Income (Loss) and Earnings (Loss) per Share

As a result of the cumulative effect of the foregoing factors, we had a net loss of $3.13 million, or $1.21 loss per basic and diluted share, for the first half of 2020, compared to net income of $0.61 million, or $0.25 earnings per basic and diluted share, for the same period of last year.

	For the Six Months Ended June 30,
	2020		2019
	USD	EPS	USD	EPS
Net income	$(3,132,614)	$(1.209)	$609,649	$0.250

Financial Conditions

As of June 30, 2020, the Company had cash and cash equivalents of $16.37 million, working capital of $21.72 million and stockholders’ equity of $56.77 million, compared to $20.20 million, $26.10 million, and $61.09 million, respectively, at December 31, 2019.

Net cash used by operating activities was $4.29 million for the six months ended June 30, 2020, compared to net cash used in operating activities of $0.35 million for the same period of last year. Net cash provided by investing activities was $0.06 million for the six months ended June 30, 2020, compared to net cash provided by investing activities of $0.03 million for the same period of last year. Net cash provided by financing activities was $0.22 million for the six months ended June 30, 2020, compared to net cash provided by financing activities was $0.04 million for the same period of last year.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 30 KBS branded stores (as of Dec 31, 2019) and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward- looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward- looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward- looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Lixia Tu

Chief Financial Officer T: +86 158-5972-2469

E: lingsantu@hotmail.com

- Tables Below -

KBS FASHION GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(STATED IN US DOLLARS)

	2020/06/30	2019/06/30
Non-current assets
Property, plant and equipment	10,589,985	11,183,144
Prepayments and premiums under operating leases	2,192,604	2,261,153
Prepayment for construction of new plant	-	-
Prepayment for acquisition of land use right	-	-
Land use right	564,626	579,900
Deferred tax asset	15,074,698	14,330,463
Total non-current assets	28,421,913	28,354,660

Current assets
Inventories	2,028,115	1,442,260
Trade receivables	10,119,133	10,475,766
Other receivables and prepayments	(248,666)	120,298
Prepayments and premiums under operating leases	77,044	75,318
Cash and cash equivalents	16,374,945	20,620,478
Total current assets	28,350,571	32,734,120

Total assets	56,772,484	61,088,780

Current liabilities
Short-term loans	1,059,397	1,075,084
Trade and other payables	4,318,802	4,752,338
Related parties payables	809,552	560,165
Income tax payable	253,061	256,808
Interest payable	1,280	-
Total current liabilities	6,634,820	6,644,394

Warrant liabilities

Total liabilities	6,634,820	6,644,394

Equity
Share capital	259	259
Share premium	9,199,779	9,199,779
Revaluation reserve	184,272	184,272
Statutory surplus reserve	6,084,836	6,084,836
Retained profits	43,615,501	46,073,811
Foreign currency translation reserve	(8,946,982)	(7,098,569)
Total equity	50,137,663	54,444,386

Total liabilities and equity	56,772,484	61,088,780

KBS FASHION GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME(LOSS)

(STATED IN US DOLLARS)

	Three months ended June 30		Six months ended June 30
	2020	2019	2020	2019
	USD	USD	USD	USD

Revenue	2,253,820	4,421,408	4,488,527	9,038,280
Cost of sales	(1,733,042)	(2,712,832)	(3,334,862)	(5,715,026)
Gross profit	520,778	1,708,576	1,153,665	3,323,254
GP ratio	23%	39%	26%	37%

Other income	105,043	77,537	195,703	144,108
Other gains and losses	(491,289)	(41,173)	(535,192)	(13,729)
Distribution and selling expenses	(1,441,016)	(268,958)	(3,280,598)	(566,960)
Administrative expenses	(762,277)	(860,959)	(1,593,570)	(1,792,258)
Operating profit	(2,068,760)	615,024	(4,059,992)	1,094,414

Finance costs	(14,658)	(16,894)	(31,138)	(34,101)
Change in fair value of warrant liabilities	-	-	-	-
Profit before tax	(2,083,418)	598,130	(4,091,130)	1,060,313

Income tax expense	952,024	(234,527)	958,516	(450,664)
Profit for the year	(1,131,394)	363,603	(3,132,614)	609,649

Other comprehensive(loss) income
-Currency translation differences	(3,961,596)	(3,746,542)	(1,848,413)	(3,840,841)
Total comprehensive income for the year	(5,092,990)	(3,382,939)	(4,981,027)	(3,231,192)

Weighted average shares outstanding:	2,591,299	2,441,299	2,591,299	2,441,299
loss per share of common stock attibutable to the company
-Basic	-0.44	0.15	-1.21	0.25
-Diluted	-0.44	0.15	-1.21	0.25

KBS FASHION GROUP LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(STATED IN US DOLLARS)

	2020	2019
Operating activities	USD	USD
Profit before tax	(3,132,614)	609,649
Adjustments for:
Adjust statutory reserve for year 2013	-	-
Share based payment	-	1,199,250
Finance costs	31,138	34,101
Change in fair value of warrant liabilities	-	-
Interest income	(29,293)	(31,800)
Bad debt allowance	777,847
Depreciation of property, plant and equipment	349,161	413,560
Amortisation of prepaid lease payments	6,850	7,123
Amortisation of subsidies prepaid to distributors	-	-
Amortisation of prepayments and premiums under operating leases	46,400	104,887
Provision (Reversal) of inventory obsolescence	(14,827)	-
Bad debt allowance	-	-
Gain (gain) on disposal of property, plant and equipment	6,900	(801)
Operating cash flows before movements in working capital	(1,958,438)	2,335,968

(Increase) / Decrease in trade and other receivables	(572,964)	(3,328,397)
(Increase) / Decrease in inventories	(595,369)	(140,425)
Increase / (Decrease) in trade and other payables	(194,502)	260,014
Prepayment and premiums paid under operating leases	(10,425)	303,274
Subsidies preaid to distributors
Cash generated from operations	(3,331,697)	(569,566)
DTA	(958,516)	217,972
Income taxes paid	-	-
Net cash from operating activities	(4,290,213)	(351,594)

Investing activities
Interest received	29,293	31,800
Purchase of property, plant and equipment	23,585	-
Proceeds on disposal of property, plant and equipment	8,244
Net cash providing in investing activities	61,122	31,800

Financing activities
Interest paid	(31,138)	(34,101)
New bank loans raised	1,065,152	1,107,594
Repayment of borrowings	(1,065,152)	(1,107,594)
Advances from related parities	249,485	71,833
Repayment to related parties	-	-
Net cash providing in financing activities	218,347	37,732

Net increase in cash and cash equivalent	(4,010,745)	(282,061)
Effects of currency translation	(234,788)	(545,356)
Cash and cash equivalents at beginning of year	20,620,478	21,026,103
Cash and cash equivalents at end of year	16,374,945	20,198,685